Exhibit 99.1

PRESS RELEASE

AeroTurbine Signs Three Year Exclusive Engine Management Agreement with Webjet Linhas Aereas

Amsterdam and Miami; Feb 14, 2011 — AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that its subsidiary AeroTurbine Inc., Miami, has signed a three year exclusive agreement with Webjet Linhas Aereas S.A. Under this agreement, AeroTurbine will provide engine management services to Webjet.

AeroTurbine will manage all “off-wing” engine maintenance events for Webjet’s growing CFM56-3 engine fleet which currently consists of 45 CFM56-3 engines.  Webjet will be the launch customer for AeroTurbine’s newly introduced AeroTurbine Flexible Engine Care Solutions (AFECS), which provides customers with a tailored engine fleet maintenance product based on the individual operational and financial goals of the client.

“We are excited that the marketplace has responded so quickly to our new AFECS service offering,” said Michael King, AeroTurbine President and Chief Executive Officer.  “AeroTurbine is proud to have developed a first-in-industry approach to managing older power plants.  We are a market leader in the CFM56-3 engine segment for material supply, engine leasing, and engine exchanges.  I am pleased that we were able to successfully combine these products into a viable service solution that minimizes engine downtime and maintenance expense.  We look forward to working with Webjet on this program and being part of their continued success in the coming years.”

About AerCap and AeroTurbine

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AeroTurbine is a subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, aviation supply chain solutions, part sales and MRO services.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com

www.aeroturbine.com

www.aercap.com